EXHIBIT 12

                  MINNESOTA MINING AND MANUFACTURING COMPANY
                               AND SUBSIDIARIES

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Dollars in millions)

                             1996    1995    1994    1993    1992

EARNINGS

Income from continuing operations
  before income taxes and
  minority interest        $2,479  $2,168  $2,011  $1,851  $1,779

Add:

Interest on debt               79     102      70      39      61

Interest component of the ESOP
  benefit expense              34      37      39      41      42

Portion of rent under operating
  leases representative of
  the interest component       46      51      46      44      44


Less:

Equity in undistributed income
  of 20-50 percent owned
  companies                     -       1       2      -       (1)

TOTAL EARNINGS AVAILABLE
FOR FIXED CHARGES          $2,638  $2,357  $2,164  $1,975  $1,927


FIXED CHARGES

Interest on debt               79     102      70      39      61

Interest component of the ESOP
   benefit expense             34      37      39      41      42

Portion of rent under operating
   leases representative of
   the interest component      46      51      46      44      44

TOTAL FIXED CHARGES        $  159  $  190  $  155  $  124  $  147

RATIO OF EARNINGS
TO FIXED CHARGES            16.59   12.41   13.96   15.93   13.11